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                                   April 10, 1995



The Jhaveri Trust
18820 High Parkway
Cleveland, Ohio  44116

Gentlemen:

     The undersigned hereby purchases 8,333.33 shares of the Jhaveri Value Fund at $12.00 per share, representing a total investment of $100,000.00 in the shares of the series of The Jhaveri Trust. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.



                                   Ramesh C. Jhaveri